================================================================================
  SEC     Potential persons who are to respond to the collection of information
  1745    contained in this form are not required to respond unless the form
 (3-98)   displays a currently valid OMB control number.
================================================================================

                                                ------------------------------
                                               /         OMB APPROVAL         /
                                               /------------------------------/
                                               / OMB Number:  3235-0145       /
                                               /------------------------------/
                                               / Expires:  November 30, 1999  /
                                               /------------------------------/
                                               / Estimated average burden     /
                                               / hours per response...... 14.9/
                                                ------------------------------

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                                 ____________

                                 SCHEDULE 13G

                                (Rule 13d-102)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)*

                            Foundry Networks, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  35063R-10-0
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                   12/31/00
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 --------------------------                               ---------------------
  CUSIP No.  35063R-10-0                 13G                 Page 2 of 5 Pages
             -----------
 --------------------------                               ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BOBBY R. JOHNSON, JR.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          22,423,912
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          22,423,912
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      22,423,912
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      18.15%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------
                               *SEE INSTRUCTIONS

                         INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons-- Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself-- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers if voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G," below)

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

(3)            The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11)  Aggregate Amount Beneficially Owned By Each Reporting Person,
               Etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

(12) Type of Reporting Person--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13
               G) and place the appropriate symbol on the form:

                 Category                                                Symbol
               Broker Dealer                                               BD
               Bank                                                        BK
               Insurance Company                                           IC
               Investment Company                                          IV
               Investment Adviser                                          IA
               Employee Benefit Plan, Pension Fund, or Endowment Fund      EP
               Parent Holding Company/Control Person                       HC
               Savings Association                                         SA
               Church Plan                                                 CP
               Corporation                                                 CO
               Partnership                                                 PN
               Individual                                                  IN
               Other                                                       OO

Notes:

     Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

     Under Section 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore any information given will be available for inspection by any member of the public

     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

---------------------------                            ------------------------
CUSIP No. 35063R-10-0                  13G                 Page 3 of 5 Pages
          -----------
---------------------------                            ------------------------

Item 1(a).     Name of Issuer:

               Foundry Networks, Inc.
               ----------------------------------------------------------------

Item 1(b).     Address of Issuer's Principal Executive Offices:

               2100 Gold St., PO Box 649100, San Jose, CA  95164-9100
               ----------------------------------------------------------------

Item 2(a).     Name of Person Filing:

               Bobby R. Johnson, Jr.
               ----------------------------------------------------------------

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               Same as Item 1(b)
               ----------------------------------------------------------------

Item 2(c).     Citizenship:

               U.S.A.
               ----------------------------------------------------------------

Item 2(d).     Title of Class of Securities:

               Common Stock
               ----------------------------------------------------------------

Item 2(e).     CUSIP Number:

               35063R-10-0
               ----------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

 Not Applicable.

---------------------------                            ------------------------
CUSIP No. 35063R-10-0                  13G                 Page 4 of 5 Pages
          -----------
---------------------------                            ------------------------

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned:

          See Row 9 of cover page
          ---------------------------------------------------------------------
     (b)  Percent of Class:

          See Row 11 of cover page
          ---------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote
                 See Row 5 of cover page
                 --------------------------------------------------------------

          (ii)   Shared power to vote or to direct the vote
                 See Row 6 of cover page
                 --------------------------------------------------------------

          (iii)  Sole power to dispose or to direct the disposition of
                 See Row 7 of cover page
                 --------------------------------------------------------------
          (iv)   Shared power to dispose or to direct the disposition of
                 See Row 8 of cover page
                 --------------------------------------------------------------

          Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          Not Applicable

---------------------------                            ------------------------
CUSIP No. 35063R-10-0                  13G                 Page 5 of 5 Pages
          -----------
---------------------------                            ------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/12/00
     -------------------
                                         /s/ Bobby R. Johnson, Jr.
                                         ------------------------------------
                                         Bobby R. Johnson, Jr., President and
                                         Chief Executive Officer